FERRA Kitchen, Inc.

Financial Statements

Period from inception (June 25, 2026) through September 30, 2026

Prepared in accordance with U.S. GAAP (accrual basis)

Management-Prepared, Unaudited

Contents

Balance Sheet

As of September 30, 2026. U.S. GAAP, accrual basis (unaudited)

ASSETS	
Cash and cash equivalents	$3,000
Total current assets	**$3,000**
Total assets	**$3,000**
LIABILITIES	
Total liabilities	**$0**
STOCKHOLDERS' EQUITY	
Common stock issued	$80
SAFE, future equity obligation	$5,000
Accumulated deficit	($2,080)
Total stockholders' equity	**$3,000**
Total liabilities and stockholders' equity	**$3,000**

Income Statement

Period from inception (June 25, 2026) through September 30, 2026. U.S. GAAP, accrual basis (unaudited)

REVENUE	
Product sales (pre-launch)	$0
Total revenue	**$0**
OPERATING EXPENSES	
Software & subscriptions	$1,000
Legal & incorporation	$600
Other / miscellaneous	$480
Total operating expenses	**$2,080**
NET LOSS	**($2,080)**

Statement of Cash Flows

Period from inception (June 25, 2026) through September 30, 2026. U.S. GAAP, accrual basis (unaudited)

OPERATING ACTIVITIES	
Net loss	($2,080)
Net cash used in operating activities	**($2,080)**
FINANCING ACTIVITIES	
Founder stock purchase	$80
Proceeds from SAFE	$5,000
Net cash from financing activities	**$5,080**
Net increase in cash	$3,000
Cash, beginning of period	$0
Cash, end of period	**$3,000**

Statement of Stockholders' Equity

Period from inception (June 25, 2026) through September 30, 2026. U.S. GAAP, accrual basis (unaudited)

	Common Stock	SAFE	Accumulated Deficit	Total
Balance at inception (June 25, 2026)	$0	$0	$0	$0
Issuance of founder common stock	$80			$80
SAFE investment received		$5,000		$5,000
Net loss			($2,080)	($2,080)
Balance, September 30, 2026	**$80**	**$5,000**	**($2,080)**	**$3,000**

Notes to Financial Statements

1. Nature of Business. FERRA Kitchen, Inc. is a Delaware C-corporation incorporated on June 25, 2026, and is a pre-launch consumer food brand focused on iron-fortified products for women's health. The Company has not yet commenced revenue-generating operations.

2. Basis of Presentation. These financial statements cover the period from inception (June 25, 2026) through September 30, 2026 and are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) on the accrual basis of accounting. They are management-prepared and unaudited. As the Company is pre-revenue with no receivables or payables outstanding, cash-basis and accrual-basis results are substantially identical for the period.

3. Cash. The Company held $3,000 in its business bank account as of September 30, 2026.

4. SAFE. The Company received $5,000 under a Simple Agreement for Future Equity (SAFE), presented within stockholders' equity as a future equity obligation. It will convert to equity upon a qualified future financing.

5. Common Stock. The Company issued 8,000,000 shares of common stock to its founder for total consideration of $80.

6. Revenue. The Company is pre-launch and has recognized no revenue through September 30, 2026.

7. Going Concern. The Company is in its startup phase and is raising capital to fund product development and launch.

8. Subsequent Events. Management has evaluated subsequent events through October 27, 2026, the date these financial statements were available to be issued. The Company is conducting an offering under Regulation Crowdfunding. No other events requiring recognition or disclosure were identified.